[redacted]

06003635

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED FEB 28 2006 WASH, D.C. 203 SECTION

SEC FILE NUMBER
8-066734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 North Sepulveda Blvd., Suite 2000
(No. and Street)

El Segundo, (City) California (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Sodl (310) 335-2085
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7
(Address) (City) (State) (Zip Code)

PROCESSED APR 21 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Sodl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Capital, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 19th day of Jan, 2006

Notary Public

Signature

President

Title

SARA DEULOFEU
Commission # 1570787
Notary Public - California
Los Angeles County
My Comm. Expires Apr 17, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Innovation Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Innovation Capital, LLC

We have audited the accompanying statement of financial condition of Innovation Capital, LLC as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard and Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Innovation Capital LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$ 147,828
Accounts receivable	543
Prepaid expenses	800
Deposits	1,766
Total assets	$ 150,937

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 8,408
Due to affiliate	15,112
Total liabilities	23,520
Member's equity	127,417
Total liabilities and member's equity	$ 150,937

The accompanying notes are an integral part of these financial statements.

Innovation Capital LLC
Statement of Operations
For the Year Ended December 31, 2005

Revenues	
Consulting income	$ 37,000
Advisory fees	75,000
Interest and other income	1,230
Total revenues	113,230
Expenses	
Employee compensation and benefits	88,702
Occupancy	23,848
Professional fees	29,406
Other operating expenses	68,157
Total expenses	210,113
Income (loss) before income taxes	(96,883)
Total income tax provision	800
Net income (loss)	$ (97,683)

The accompanying notes are an integral part of these financial statements.

Innovation Capital LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

	Member's Equity
Balance, January 1, 2005	$ 100,100
Member's contributions	125,000
Net income (loss)	(97,683)
Balance, December 31, 2005	$ 127,417

The accompanying notes are an integral part of these financial statements.

Innovation Capital LLC
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income (loss)		$ (97,683)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Accounts receivables	$ (543)	
Prepaid expenses	(800)	
Deposit	(1,766)	
(Decrease) increase in:		
Accounts payable and accrued expenses	8,408	
Due to affiliate	15,112	
Total adjustments		20,411
Net cash and cash equivalents provided by (used in) operating activities		(77,272)
Cash flows from investing activities:		–
Cash flows from financing activities:		
Member's contributions	125,000	
Net cash and cash equivalents provided by (used in) financing activities		125,000
Net increase (decrease) in cash and cash equivalents		47,728
Cash and cash equivalents at beginning of year		100,100
Cash and cash equivalents at end of year		$ 147,828

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ 299
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital LLC (the "Company"), wholly owned by Innovation Capital Holding, LLC (the "Parent"), was organized in the State of Louisiana on February 19, 2004. The Company is a Single Member Limited Liability Company that was approved to conduct business in California on May 17, 2005, as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company raises capital for corporate clients and provides financial advisory services relating to mergers and acquisitions. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes certificates of deposit as cash equivalents.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax and a franchise minimum fee in California for limited liability companies.

Consulting fees are recognized when earned.

Note 2: RENT EXPENSE

Current year rent expense consists of the following:

Office rent	$ 23,848

Note 3: INCOME TAXES

The Company is subject to the California limited liability company gross receipts tax and a minimum tax provision of $800. At December 31, 2005, the Company recorded the minimum income tax of $800.

Note 4: RELATED PARTY TRANSACTIONS

The Company is 100% owned by Innovation Capital Holding, LLC (the "Parent"). For the year ended December 31, 2005 the Company owed the Parent $15,112 for expenses paid on its behalf.

The Company has an expense sharing agreement with a related company affiliated with certain members of it's Parent. As outlined in the agreement, the company provides overhead, personnel, and insurance for the Company. For the year ending December 31, 2005, $19,302 of operating costs were recognized from this company.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $124,244, which was $119,244 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($23,520) to net capital was 0.19 to 1, which is less than the 8 to 1 maximum ratio allowed for first year broker/dealer.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a material difference of $15,111 between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 139,355
Adjustments:		
Member's equity	$ (12,546)	
Non-allowable assets	(2,565)	
Total adjustments		(15,111)
Net capital per audited statements		$ 124,244

Innovation Capital LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital		
Member's equity		
Member's equity	$ 127,417	
Total member's equity		$ 127,417
Less: Non- allowable assets		
Accounts receivable	(543)	
Prepaid expenses	(800)	
Deposits	(1,766)	
Net adjustments		(3,109)
Net capital before haircuts and undue concentration		124,308
Less: Haircuts and undue concentration		
Haircuts on securities	(64)	
Total haircuts and undue concentration		(64)
Net Capital		124,244
Computation of net capital requirements		
Minimum net capital requirements		
12 1/2 percent of net aggregate indebtedness	$ 2,940	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 119,244
Ratio of aggregate indebtedness to net capital	0.19:1	

There is a material difference of $15,111 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 7.

Innovation Capital LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2005

A computation of reserve requirements is not applicable to Innovation Capital LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Innovation Capital LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Innovation Capital LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Innovation Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Innovation Capital, LLC

In planning and performing our audit of the financial statements and supplement schedules of Innovation Capital, LLC for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Innovation Capital, LLC including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.

Breard and Associates, Inc.
Certified Public Accountants

Northridge, California
January 17, 2006